Letter Agreement

To:

Horizon Funds Trust

2141 Meadowind Lane NE

Marietta, GA 30062

Dear Board Members:

You have engaged us to act as the investment adviser to the Dividend Champions Fund (the “Fund”) pursuant to a Management Agreement dated as of January 23, 2010 (the “Agreement”).

Effective through February 28, 2012, we hereby contractually agree to waive management fees and/or reimburse the Fund for expenses it incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses (excluding brokerage fees and commissions; borrowing costs such as (a) interest and (b) dividends on securities sold short; taxes; indirect expenses incurred by the underlying funds in which the Fund invests; and extraordinary expenses) at 1.50% of the average daily net assets for that period.

Any waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees. This agreement may only be terminated by the Board of Trustees.

Very truly yours, HORIZON FUNDS MANAGEMENT, LLC By: s/ Print Name: Bryan J. Ellis Title: Managing Member

Acceptance

The foregoing Agreement is hereby accepted.

HORIZON FUNDS TRUST By: s/ Bryan J. Ellis, President